VIA EDGAR

July 5, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Energy and Transportation

Division of Corporation Finance

Washington, D.C. 20549

Attn: Liz Packebush and Kevin Dougherty

Re:	Brookmount Explorations, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed May 2, 2024 File No. 024-12392

Dear Ms. Packebush and Mr. Dougherty:

We write on behalf of Brookmount Explorations, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated May 14, 2024, commenting on the Company’s Amended Offering Statement on Form 1-A filed May 2, 2024 (the “Offering Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Offering Statement on Form 1-A

Cover Page

1.                  We note your disclosure that the per share public offering price of the shares to be sold by the Selling Shareholders will be the then-prevailing market price. Please note that at-the-market offerings are not permitted under Regulation A. Accordingly, please revise your disclosure on the cover page and elsewhere to clarify that the selling shareholders will sell shares at a fixed price or within a bona fide price range. Please also disclose the fixed price or bona fide price range in the offering circular. Please also clarify that the company and the selling shareholders will sell their shares at the same fixed price for the duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A. Please also revise the tabular disclosure on your cover page to include the shares being offered for resale. Refer to Item 1(e) to Part II of Form 1-A.

Response: In response to this comment, the Company has amended the Offering Circular to indicate that the Selling Shareholders will sell their shares at a fixed price (within the disclosed price range) that is equal to the same fixed price for the shares to be sold by the Company. In addition, the shares being offered by the Selling Shareholders have been added to the tabular disclosure on the cover page.

Summary Information, page 3

2.                  Please update the number of common shares, shareholders of record and closing price in the last paragraph under "The Company" on page 3 as of the most recent practicable date (stating the date used).

Response: In response to this comment, the Company has amended the Offering Statement where indicate to update the number of common shares and shareholders of record.

Selling Shareholders, page 15

3.                  Please revise the bottom of your table to describe what percent of the pre-offering outstanding shares the offering represents. Refer to Item 5(d) to Part II of Form 1-A.

Response: In response to this comment, the Company has amended the Offering Statement where indicated to disclose the percentage of pre-offering outstanding shares represented by the shares to be sold by the selling shareholders.

4.                  For AES Capital Management, LLC and Seminal Church, please disclose the persons who have sole voting or shared voting or investment power of such shares registered for resale. See Item 5(d) and the Instruction to Item 5(d) thereof to Part II of Form 1-A. If any such persons are affiliates, please also revise Part 1, Item 4 of Form 1-A as necessary to disclose if the proposed offering involves the resale of securities by affiliates of the issuer.

Response: In response to this comment, the Company has amended the Offering Statement to disclose the individuals who have voting and investment power for the shares offered for resale by these selling shareholders.

Determination of Offering Price, page 17

5.                  Please advise how 25% of the issued and outstanding shares of common stock was calculated, given the number of outstanding shares before the offering was 100,601,280 and the number of shares issued and outstanding after the offering will be 125,601,280, per page 5.

Response: In response to this comment, the Company has amended the Offering Statement where indicated to update and revise this figure.

Dilution, page 18

6.                  Please update your entire Dilution table to reflect the Assumed offering price of $0.02 per share, as indicated on page 5. Additionally, net tangible book value should be as of the most recent balance sheet date and shares outstanding should be as of the most recent practicable date (stating the date used).

Response: In response to this comment, the Company has amended the Offering Statement to update and correct this table.

2

Part II and III

Description of Property, page 24

7.                  We are unable to locate the Talawan and Alason properties using the coordinates and descriptions provided. Please advise. We suggest including insets with the Talawan and Alason maps showing the general geographic location of the properties, along with the inclusion of latitude and longitude references around the perimeter of these maps.

Response: In response to this comment, the Company has amended the Offering Statement to include additional maps of these properties and to give precise geographic coordinates of the mining and processing sites at each property.

8.                  Please disclose the aggregate annual production for the properties during each of the three most recently completed fiscal years as required by Item 1303(b)(2)(ii) of Regulation S-K.

Response: In response to this comment, the Company has amended the Offering Statement to include aggregate annual production for its gold-producing properties for each of the last three fiscal years. Only the Talawan property was in production in these years.

9.                  Please include a statement identifying each material property and include the following information for each material property, consistent with Item 1304 of Regulation S-K:

• a brief description of your mineral rights including the number and size (acreage) of the titles, claims, concessions, mineral rights, leases or options,

• a description of work that you have completed on the property,

• a brief description of the type of mining occurring on the property and the associated equipment,

• the total cost or book value of the property,  and

• a brief description of any significant encumbrances to the property, including permitting.

Response: In response to this comment, the Company has amended the Offering Statement to include this information.

10.           Please disclose the capacity and utilization for each of your processing facilities, as required by Instruction 1 to Item 102 of Regulation S-K.

Response: In response to this comment, the Company has amended the Offering Statement to include this additional information for the Talawan site, which is the only currently operating property.

11.              We note that you have disclosed the results of historical exploration results on page 31 of your filing. Please note that the disclosure of exploration results, mineral resources, or mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person, pursuant to Item 1302(a)(1) of Regulation S-K. Please revise to remove the historical exploration results until they have been reviewed and accepted by a qualified person.

Response: In response to this comment, the Company has amended the Offering Statement to delete the description of historical exploration results.

3

Description of Property, page 25

12.              We note that the Alason Property/Project is operated as a joint venture, where the Company receives 30% of the net revenue from production. Please provide disclosure in your financial statements for this investment, as required by ASC 323-10-50. In this regard, we note that the disclosures on page F-10 indicate that Land Usage Rights associated with the Alason Property/Project were recorded at cost and accounted for as an asset on the Company’s balance sheet. Please advise.

Response: In response to this comment, the Company has amended the Offering Statement to clarify that it is sole owner of the mineral rights for the Alason property, which was acquired for $150,000 and included in land usage rights at cost. The Company has agreed to receive 30% of net revenue under its agreement with an operator. The operator constructed two heap leaching pads on the site on a Build-Operate-Transfer (BOT) basis and some initial ore processing took place in February of 2020, but the operations at the site were suspended immediately thereafter due to the Covid pandemic and they have not been resumed. Therefore, the site produced no revenue during the periods presented in the Offering Statement.

Unaudited Consolidated Balance Sheet, page F-1

13.              For periods presented, please provide footnote disclosures under applicable US GAAP for inventory, property, plant and equipment, land usage rights, receivable due from non affiliate, convertible notes and income taxes.

Response: In response to this comment, these footnote disclosures have been updated in the Offering Statement.

Compensation of Directors and Executive Officers, page 39

14.              Stock Awards total $4,000,000, not $2,750,000. Please revise.

Response: In response to this comment, the Company has amended the Offering Statement to correct the Compensation table, which was presented in error. No stock awards were made during the Company’s last fiscal year.

15.              Please advise how Total compensation of $4,240,000 is recorded in the financial statements. In this regard, Selling, general and administrative expenses for the year ended November 30, 2023 totals $1,642,000 on page F-13. Additionally, please provide the disclosures required by ASC 718-10-50 in regards to the Stock Awards.

Response: In response to this comment, the Company has amended the Offering Statement to correct the Compensation table, which was presented in error. No stock awards were made during the Company’s last fiscal year.

4

16.              We note your response to prior comment 11 and reissue it in part. Please revise your total compensation column to disclose the total cash and non-cash compensation paid to your directors and executive officers during the last fiscal year ended November 30, 2023. For example, the "Total Compensation" column for Christopher Lim, Errin Kimball and Officers and Directors as a group does not appear to equal the total of the cash and non-cash compensation otherwise disclosed.

Response: In response to this comment, the Company has amended the Offering Statement to correct the Compensation table, which was presented in error. No stock awards were made during the Company’s last fiscal year.

Security Ownership of Management and Certain Securityholders, page 40

17.              Please update the beneficial ownership table as of the most recent practicable date. Refer to Item 12(a) to Part II of Form 1-A. Please also revise your table to show both the holdings of "Frederick Kempson" and "All officers and directors as a group (3 persons)" as the share holdings of both are on the same line of your table.

Response: In response to this comment, the Company has amended the Offering Circular to update and correct this information.

Securities Being Offered, page 41

18.              Update the number of shares of common stock outstanding and issued in the second paragraph to that as of the most recent practicable date (stating the date used). Additionally, update the number of shareholders of record under Market Price, Dividends, and Related Stockholder Matters, as applicable. Finally, update the last sale price of the Company’s common stock to that sold on April 3, 2024 for $0.02 per share disclosed under Private Offering of Common Stock on page 37.

Response: In response to this comment, the Company has amended the Offering Statement to update this information throughout.

Unaudited Consolidated Statement of Changes in Stockholders' Equity, page F-3

19.              Please clarify or revise the title of the line item “Income for the period,” as "Income for the period" is not representative of the amounts presented. Please also address the same issue on page F-13.

Response: In response to this comment, the Company has updated both of its Unaudited Consolidated Statements of Changes in Stockholders’ Equity to correct this item.

Unaudited Consolidated Statements of Cash Flows, page F-4

5

20.              We note from pages F-4 and F-15 that you present Net cash flows provided by operating activities but you label the line item as Net cash used in operating activities. Please clarify or revise accordingly. To the extent applicable, please disclose on the respective pages the amount of interest and income taxes paid during the periods presented. In addition, disclose the information about all investing and financing activities during the period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period. Refer to ASC 230-10-50-2 and 50-3.

Response: In response to this comment, the Company has updated both of the Unaudited Statement of Cash Flows to correct this label and to provide the additional information requested.

21.              Please advise as to why non-affiliate loans is an operating activity and not a financing activity. See ASC 230-10-45. Also, revise the line item Receivable from Non-Affiliate on page F-12 to conform the line item with the interim financial statements and the statement of cash flows.

Response: In response to this comment, the Company advises that the Receivables From Non-Affiliate item represents the balance receivable by the Company from its Operating Partner whereby they manage the cash relating to the proceeds from the sales of gold, purchase of consumables, purchase of fixed assets, payment of salaries and operational costs. Surplus cash not reinvested in the business is retained in Indonesia by the operating partner on behalf of Brookmount and accordingly accounted for as a receivable and part of the Company’s operating activities.

The line item Receivable from Non-Affiliate on page F-12 has been revised.

1. Summary of Significant Accounting Policies, page F-5

22.        Please update 1.4 Reverse Acquisition Accounting on pages F-5 and F-16 to indicate that the historical financial statements have been replaced, rather than will be replaced to avoid confusion.

Response: In response to this comment, the Company has made this correction in both footnotes as requested.

Summary of Significant Accounting Policies, page F-5

23.        We note your response to prior comment 13. However, we note you provide interim financial statements for the three months ended and as of February 28, 2024. Please clarify your response or revise to provide a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to Part F/S (b)(5)(iii) of Form 1-A.

Response: In response to this comment, the Company has amended footnote 1.1 to its interim financial statements to include this statement.

6

24.        We note your response to prior comment 15. Please revise your financial statements to comply with ASC 830 in order for your financial statements to be prepared in accordance with generally accepted accounting principles in the United States (US GAAP). Refer to Form 1-A of the General Rules (a)(2) of Part F/S.

Response: In response to this comment, the Company has revised the financial statements in the Offering Statement to comply with ASC 830.

25.        We note under 1.11 Income Taxes on page F-9 you disclose that because the Company does not generate revenue in the US, it is not required to submit a US tax return. Please explain your basis for this position and confirm that you have accounted for all taxes due for the relevant periods.

Response: In response to this comment, please note that the Company presently meets any tax and/or related fiscal obligation that may arise pursuant to its operating status under local “Koperasi” guidelines for local and regional businesses in Minahasa Regency, and despite its US corporate domicile does not, at this point in time have business operations or generate revenue in the United States or Canada. In light of the above, and the fact that the Company’s fiscal obligations in Indonesia are fulfilled, management has been advised that the Company does not generate a liability for State or Federal taxes in the United States.

2. Investment in Talawaan Project, page F-10

26.        Please explain to us how the Investment in Talawaan Project on the balance sheet of $500,000 relates to the wholly owned property summary detailed on pages 24 and 28-29. It is unclear whether the $500,000 paid to acquire the property relates to this amount. In this regard, expand the disclosure on pages 28-29 to detail these operating agreements.  We also note that these are described as long term operating agreements with exclusive land usage rights. Address the difference between these land usage rights and those related to the Alason Project and others and why this amount is not included under Land Usage Rights in the balance sheet.

Response: In response to this comment, the advises that, at the commencement of its Talawaan operation in 2018, an investment of $500,000 was made by the Company to secure access to the mining operations being undertaken by the Talawaan operating partner over a number of years prior. This investment was mostly allocated to capital equipment, as a fixed asset balance sheet item, and has been depreciated on a straight line basis. No investment was made directly in the property on which the Mining Operations are conducted, however, the investment included all exploration, mining and processing approvals and licenses required under local “Koperasi” operating guidelines for mining activities.

7

4. Funds held by Joint Venture for reinvestment, page F-10

27.        We note the description indicates that the funds are held by the Joint Venture entity for reinvestment, including for recapitalization and expansion of the Joint Venture mining assets and capital equipment. Additionally, Note 5, Receivable Due from Non-Affiliate on page F-20 indicates that the balance due is from the Talawaan Project Operating Partner to the Company. However, on page 24, the Talawaan property is noted to be wholly owned, with no indication of a joint venture on pages 28-29. Please advise. If a joint venture, please provide disclosures in your financial statements for this investment, as required by ASC 323-10-50.

Response: In response to this comment, we note that funds are held by the Operating Partner on behalf of the Company.. The Talawaan operation was mistakenly referred to as a Joint Venture, whereas it is in fact an operating agreement between the Company’s Indonesian Operator and the Company, pursuant to which, the Indonesian Operator has managed and conducted mining operations on behalf of the Company. As part of the original agreement between the Company and the Operating Partner, all surplus cash generated by the mining operations would be held in trust by the Operating Partner on behalf on the Compamy.

9. Events After the Reporting Period, page F-11

28.        We note your response to prior comment 16. We re-issue the comment. Please disclose the 13,750,000 shares sold and issued on April 3, 2024 disclosed on page 37 and any other shares issued subsequent to February 28, 2024. Refer to ASC 855-10-50-2.

Response: In response to this comment, the Company has amended the Events After the Reporting Period in the Offering Statement.

Exhibits

29.        Please have counsel revise the legal opinion to additionally opine as to the 13,750,000 shares of common stock to be offered by the selling stockholders. Refer to Staff Legal Bulletin 19, Section II.B.2.h.

Response: In response to this comment, an updated opinion of counsel has been filed with the amended Offering Statement.

General

30.        We note your response to prior comment 19, including added disclosure in your Management’s Discussion and Analysis of Financial Condition and Results of operations regarding the convertible notes and the shares issued thereunder, and well as other stock issuances made as part of an exempt private offering. However, we did not observe similar revisions in Item 6 to Part I, which continues to disclose 307,500 total securities issued within one year before the filing of the Form 1-A, for proceeds of $307,500. Please revise or advise.

Response: In response to this comment, the Company has amended Part I of the Offering Statement to bring it up to date.

8

31.        In response to comment 18, you disclose the appointment of two new members of your board of directors, Rodney Johnston and Jeff Pittman, both of whom are residents and citizens of the U.S. Thus, you discuss in your response letter, one-half of the Company’s directors (Mr. Johnston, Mr. Pittman, and Mr. Kimball, a Canadian) are resident in North America. However, we note that your CEO Nils A. Ollquist and CFO Christopher Lim appear based outside the U.S or Canada. Please confirm whether the issuer’s officers, partners, or managers primarily direct, control and coordinate the issuer’s activities from the United States or Canada, and, if so, identify these individuals, their positions with the issuer and the current location(s) where they conduct their activities for the issuer.

Response:

The Company appointed Mr. Johnston and Mr. Pittman to the board earlier this year as part of the Company’s strategy and business development emphasis being being driven out of North America, particularly the United States. In addition, the Company is in the process of relating the CFO role to the U.S. Mr. Ollquist, as one of the founders of the Company’s original business, continues to coordinate activities with the Company’s operating partners in Indonesia. Mr. Kimball, however, as the Company’s chief geologist, is primarily responsible for leading exploration, evaluation, planning, and development activities on the Company’s mining properties. These activities constitute the substance of the Company’s business and Mr. Kimball directs them from his residence in Canada. Accordingly, the Company maintains that it is eligible to conduct an offering qualified under Regulation A.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By: /s/ Joe Laxague

Joe Laxague, Esq.

9